Exhibit 99.1

Inspira Technologies Announces Strategic Leap in Lab Capabilities – Accelerating Next-Generation
Diagnostics and Blood Technology

RA’ANANA, Israel, December 3, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced a strategic expansion of its core blood laboratory capabilities, marking a substantial step in the Company’s evolution into a broader cutting edge technologies, positioning it for accelerated future growth.

The strategic expansion includes transitioning to a substantially larger, state-of-the-art laboratory facility, while planning to increase recruitment of specialized personnel, upgrading advanced research instrumentation, and expanding its operational capacity. The upgraded laboratory, expected to become fully operational within the coming weeks, is designed to support Inspira’s long term strategy to broaden its technological focus across blood-based clinical diagnostics and next-generation blood-analysis technologies.

The enhanced facility is expected to enable a significant increase in sample processing capacity and provide the critical infrastructure needed to integrate advanced capabilities throughout the laboratory. Inspira is also planning to strengthen its professional team by adding engineers and data-science experts to expand the Company’s analytical and operational capabilities.

This strategic upgrade is focused on providing the foundation required to accelerate Inspira’s commitment to innovation, positioning the Company for the next phase of growth, targeting high value underserved medical needs.

Daniella Yeheskely-Hayon, CTO of Inspira Technologies, stated: “This expansion represents a major advancement in our transformation into a broader medical-technology platform. The new laboratory dramatically enhances our execution capacity, accelerates development, and positions us to integrate advanced diagnostic technologies that we believe will generate significant long-term value for patients and shareholders. With this strategic expansion plan, we are building the foundations for aggressive business growth.”

Inspira will share further updates as the expanded laboratory becomes fully operational and as new technologies are integrated into the Company’s enhanced infrastructure.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expectations regarding the new laboratory becoming fully operational within the coming weeks, supporting Inspira’s long-term strategy, increasing execution capacity, providing infrastructure for advanced capabilities, the ability of the Company to strengthen its professional team and expand the Company’s analytical and operational capabilities, the ability of the strategic upgrade to accelerate growth and execute its plans to make the laboratory fully operational, the belief that the expansion positions the Company to integrate advanced diagnostic technologies that it believes will generate significant long-term value for patients and shareholders, and that with the expansion the Company is building the foundations for aggressive business growth. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485